FORM 4 (1) / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: Expires: Estimated average burden hours per response

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Craig O. McCaw (1)			Nextel Communications, Inc. (NXTL)					X Director	10% Owner

				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4.	Statement for Month/Year		Officer (give title below)	Other (specify below)
	2300 Carillon Point						August 2001

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than
	Kirkland,	Washington	98033						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date(s)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)									(Instr. 3 and 4)
					Code	V		Amount	(A) or (D):	Price:

	Class A Common											371,950		(2)		(2)

	Class A Common											95,956(3)		(3)		(3)

	Class A Common											46,160,048(4)		(4)		(4)

	Class A Common											4,614(6)		(6)		(6)

	Class A Common											(7)		(7)		(7)

	Class A Common											19,706(8)		(8)		(8)

	Class A Common											3,068,194(9)		(9)		(9)

	Class A Common											100,000(10)		(10)		(10)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Forward Sales Contract (9)		notional amount (9)		(9)		J (9)			(9)	(9)		(9)	(9)

	Option (right to buy) (5)		10.75		8/27/01		S			0	2,900,000		7/28/01	8/27/01

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4):

	Title	Amount or Number of Shares

	Class A Common	(9)		(9)		(9)		I		(9)

	Options for Class A Common	2,900,000		1.02		0		I		(5)

  Explanation of Responses:

  (1)
  Designated filer on behalf of (a) the Reporting Person, Craig O. McCaw, and (b) Dennis M. Weibling. Messrs. McCaw and Weibling are Directors and are subject to Section 16 reporting requirements.

  (2)
  Shares owned directly by Eagle River Investments, LLC ("ERI"). The Reporting Person and Mr. Weibling are members and managers of ERI. Mr. McCaw and Mr. Weibling disclaim ownership of such shares, except to the extent of their beneficial interest therein.

  (3)
  Shares owned directly by Eagle River Holdings, L.L.C. ("ERH"), a wholly-owned subsidiary of ERI.

  (4)
  Shares owned directly by Digital Radio, LLC. The Reporting Person and Mr. Weibling are members and managers of ERI which is a member and manager of Digital Radio, LLC. Messrs. McCaw and Weibling disclaim ownership of such shares, except to the extent of their beneficial interest therein.

  (5)
  Stock options held by ERI and sold to a third party.

  (6)
  Shares owned directly by Mr. Weibling.

  (7)
  6,375,840 Shares owned by wholly-owned subsidiaries of ERI are subject to a series of deferred sale transactions with broker-dealer firms pursuant to which such subsidiaries received a notional amount of cash as an advance against a future sale of such shares in the form of a variable rate forward sales contract. These subsidiaries retained voting rights with respect to the stock for the term of the Agreements.

  (8)
  In February of 2000, 5,931,418 shares (adjusted for a subsequent stock split) were contributed by ERI to ICO Teledesic Global Limited ("ITGL") as a capital contribution. ITGL entered into a deferred sale transaction on March 9, 2000 with Chase Securities, Inc. pursuant to which ITGL received a notional amount of cash as an advance against a future sale of 5,911,712 shares in the form of a variable rate forward sales contract. ITGL retained voting rights with respect to the stock for the term of the Agreement.

  (9)
  Option Acquisition, L.L.C.("OA"), an entity controlled by the Reporting Person, entered into a series of deferred sale transactions on the dates set forth below with a broker-dealer firm pursuant to which OA received a notional amount of cash on such dates as advances against a future sale of the number of shares set forth opposite such dates (collectively, the "Shares"), in the form of a variable rate forward sales contract for a total of 1,500,000 shares (the "OA Contract").

Date	Number of Shares
8/1/01	368,939
8/2/01	290,152
8/3/01	22,727

  The OA Contract provides OA with a modified put option and the counterparty with a modified call option with respect to the Shares. In each such transaction, the "options" are both exercisable in August 2003, the date the OA Contract expires. Pursuant to the OA Contract, at the expiration date, OA must sell the Shares, or a lesser or greater number of shares which shall be determined based on the share price on the expiration date, to the counterparty. OA retained voting rights with respect to the stock for the term of the Agreements.

  (10)
  Shares owned directly by the Reporting Person.
Joint Filer Information
Names:	Craig O. McCaw Dennis M. Weibling
Address:	2300 Carillon Point Kirkland, Washington 98033
Designated Filer:	Craig O. McCaw
Issuer and Ticker Symbol:	Nextel Communications, Inc. (NXTL)
Date of Event Requiring Statement:	8/1/01
	/s/ C. James Judson	9/10/01
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential Person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
Page 2 SEC 1474 (7-97)